Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, APRIL 4, 2013 - 9:30 A.M. (Eastern)
OTTAWA, ONTARIO

VOTING RESULTS:

This report on the voting results of the 157th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at: http://www.td.com/document/PDF/investor/2013/td-investor-2013-Proxy-EN.pdf.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2, and 3 below:

1 .	Election of Directors

Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes	Votes Witheld	% Votes
		For		Withheld
William E. Bennett	496,834,472	99.5	2,525,036	0.5
Hugh J. Bolton	492,816,968	98.7	6,542,663	1.3
John L. Bragg	497,535,900	99.6	1,823,731	0.4
Amy W. Brinkley	497,811,676	99.7	1,547,861	0.3
W. Edmund Clark	497,260,650	99.6	2,098,981	0.4
Colleen A. Goggins	498,239,417	99.8	1,120,182	0.2
Henry H. Ketcham	485,304,873	97.2	14,054,635	2.8
Brian M. Levitt	486,304,126	97.4	13,055,805	2.6
Harold H. MacKay	497,331,643	99.6	2,028,226	0.4
Karen E. Maidment	485,835,663	97.3	13,524,268	2.7
Irene R. Miller	498,109,642	99.7	1,249,289	0.3
Nadir H. Mohamed	485,718,679	97.3	13,640,551	2.7
Wilbur J. Prezzano	484,035,954	96.9	15,323,977	3.1
Helen K. Sinclair	485,597,755	97.2	13,762,176	2.8

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
516,218,493	99.5	2,361,472	0.5

3 .	Advisory vote on the approach to executive compensation.

Votes For	% Votes For	Votes Against	% Votes Against
471,718,101	94.5	27,538,919	5.5

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4, 5, 6, 7, 8, 9, and 10 below:

4 .	Shareholder Proposal A - Enhanced disclosure of oversight exercised over pension plans.

Votes For	% Votes For	Votes Against	% Votes Against
9,863,171	2.0	486,588,349	98.0

Votes Abstained*
2,890,092

5 .	Shareholder Proposal B - Pension Plans.

Votes For	% Votes For	Votes Against	% Votes Against
7,591,977	1.5	490,054,047	98.5

Votes Abstained*
1,705,684

6 .	Shareholder Proposal C - Equitable ratio.

Votes For	% Votes For	Votes Against	% Votes Against
8,886,874	1.8	487,788,889	98.2

Votes Abstained*
2,676,855

7 .	Shareholder Proposal D - Gender equality in senior management positions.

Votes For	% Votes For	Votes Against	% Votes Against
24,612,007	5.0	471,602,990	95.0

Votes Abstained*
3,131,687

8 .	Shareholder Proposal F - Slate voting.

Votes For	% Votes For	Votes Against	% Votes Against
10,118,997	2.0	487,329,801	98.0

Votes Abstained*
1,911,317

9 .	Shareholder Proposal G - Vote on executive compensation.

Votes For	% Votes For	Votes Against	% Votes Against
19,165,063	3.9	476,545,591	96.1

Votes Abstained*
3,643,671

10 .	Shareholder Proposal H - Vote on employee compensation.

Votes For	% Votes For	Votes Against	% Votes Against
5,303,439	1.1	492,107,965	98.9

Votes Abstained*
1,943,260

Proposal E was not presented at the meeting because it was withdrawn before the meeting. Accordingly, no vote was held or recorded for the item.

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.